Exhibit 21.1

LIST OF SUBSIDIARIES OF

MENTARI THERAPEUTICS, INC.

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Mentari Therapeutics Operating Company LLC	Delaware

Mentari Securities Corporation	Massachusetts

InMed Pharmaceuticals Ltd.	Delaware

BayMedica, LLC	Delaware

Biogen Sciences Inc.	British Columbia

Sweetnam Consulting Inc.	British Columbia

Each subsidiary listed above is wholly owned, directly or indirectly, by Mentari Therapeutics, Inc.